Urologix, Inc.

14405 Twenty-First Avenue North

Minneapolis, MN 55447

September 23, 2005

VIA EDGAR

Mr. David Burton

Staff Accountant

Securities and Exchange Commission

Mail Stop 6010

Washington, D.C. 20549

Re:	Urologix, Inc.
Item 4.02 Form 8-K
Filed September 19, 2005
File No. 0-28414

Dear Mr. Burton:

As requested, we are responding to your letter dated September 19, 2005. For convenience and clarity, we have set forth the text of your comments below. We are responding to the comments in the order presented.

Form 8-K dated September 16, 2005

Item 4.02(a), Non-Reliance on Previously Issued Financial Statements

1.	We note that you intend to file restated financial statements. However, you have not indicated when you intend to do so. Please tell us when you intend to file restated financial statements. We may have further comments after you file the restated financial statements.

As noted in the Company’s Form 12b-25 filed on September 14, 2005, the Company will file its Annual Report on Form 10-K for the year ended June 30, 2005 on or before September 28, 2005. The Company anticipates that it will file its restated financial statements by amendments to its Annual Report on Form 10-K for the year ended June 30, 2004 and Quarterly Report on Form 10-Q for the quarters ended September 30, 2004, December 31, 2004 and March 31, 2005 immediately prior to the filing of the Annual Report on Form 10-K for the year ended June 30, 2005.

2.

Please tell us if your certifying officers have reconsidered the effect on the adequacy of your disclosure controls and procedures as of the end of the period covered by your Form 10-K for the fiscal year ended June 30, 2004 and Forms 10-Q for the periods ended

UROLOGIX, INC.

Mr. David Burton

September 23, 2005

September 30, 2004, December 31, 2004 and March 31, 2005 in light of the material error you have disclosed. Additionally, tell us what effect the error had on your current evaluation of disclosure controls and procedures as of your fiscal year end June 30, 2005.

The Company’s officers are continuing to evaluate the effect of the accounting errors on the Company’s disclosure controls and procedures as of the end of the relevant periods relating to the financial statements to be restated. To the extent the Company’s management identifies a material weakness or significant deficiency in internal control over financial reporting relating to accounting for income taxes, the Company’s management will determine what effect this error had on the Company’s ability to reasonably assure that information required to be disclosed by the Company in reports filed with the Securities and Exchange Commission is recorded, processed, summarized and reported on a timely basis. The conclusion of management regarding the effectiveness of the disclosure controls and procedures as of the end of the relevant periods will be contained in the Company’s Annual Report for the year ended June 30, 2005 and the amended reports containing the restated financial statements.

In response to your request, by this letter the Company hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Fred B. Parks, Chief Executive Officer or Todd E. Paulson, Vice President, Finance and Chief Financial Officer, at (763) 475-1400 or by facsimile at (763) 475-1443 if you have any questions or need additional information.

Very Truly Yours,

UROLOGIX, INC.

/s/ Fred B. Parks
Fred B. Parks, Chief Executive Officer